BRADFORD RODGERS

Vice President — Senior Counsel

Writer’s Direct Number: (205) 268-1113

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: brad.rodgers@protective.com

October 29, 2021

Via EDGAR and E-mail

Mr. Jeremy Esperon

Disclosure Review Office No. 3

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:	Great-West Smart Track Advisor Variable Annuity
Variable Annuity-2 Series Account
Post-Effective Amendment No. 17 to the Registration Statement on Form N-4
File No. 333-212090

Dear Mr. Esperon:

On behalf of Protective Life Insurance Company (“Protective Life” or the “Company”) and on behalf of Variable Annuity-2 Series Account (the “Account”), we are forwarding to you our responses to comments provided by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) to outside counsel for the Company on October 5, 2021 on Post-Effective Amendment No. 17 (the “Amendment”) to the above-referenced Form N-4 Registration Statement (the “Registration Statement”) for certain flexible premium deferred variable and fixed annuity contracts (the “Contracts”).  We are also forwarding to you a marked copy of draft Post-Effective Amendment No. 18 to the Registration Statement which highlights the changes the Company has made in response to the Staff’s comments.

For the Staff’s convenience, each of the comments is set forth in full below, followed by the Company’s response.

General

1.              The Staff reminds the Company that the Registrant and its management are responsible for the accuracy and completeness of the disclosure contained in the registration statement, notwithstanding the review and comments provided by the Staff.

Response:                 The Company understands its responsibility for the completeness and accuracy of the Registration Statement.

2.              Please apply all comments to similar disclosure throughout the registration statement, as applicable.

Response:                 The Company has applied the Staff’s comments to similar disclosure throughout the Registration Statement, as applicable.

3.              The registration statement indicates an effective date of November 8, 2021 (80 days after the filing date of August 20, 2021). The Staff understands that the Company intends to make subsequent filings to delay effectiveness until April 2022. The Staff requests that the Company file its response to the Staff’s comments a minimum of five business days prior to the November 8, 2021 effective date to allow the Staff sufficient time to review. Please also notify SEC Reviewer Jeremy Esperon by email at EsperonJ@sec.gov upon filing in order to expedite the review process.

Response:                 The Company notes that it has submitted its responses to the Staff comments well in advance of the date identified by the Commission Staff.

Cover Page

4.              Please confirm whether the Rate Sheet Supplement attached to the front of the cover page is applicable, given that the Contract is no longer offered for new sales. The Staff notes that there is disclosure in the “Definitions” section that indicates the Guaranteed Annual Withdrawal Percentage rate is based on the rate in effect at the time the Contract Owner purchases the Contract, rather than the rate in effect at the time the Contract Owner elects a GLWB Rider. If the Rate Sheet Supplement is no longer applicable, please remove it. Otherwise, please modify the Prospectus and Rate Sheet disclosure to ensure accuracy.

Response:                 The Company has removed the Rate Sheet Supplement from the front cover page of the prospectus.

5.              Please disclose that the Contract is no longer offered for new sales on the cover page.

Response:                 The Company has added the disclosure requested by the Commission Staff.

6.              Please briefly disclose what a GLWB Rider is and the contingent nature of the benefit provided by a GLWB Rider. Specifically, please state that payments under a GLWB Rider are taken from the Contract Owner’s Annuity Account Value and the chance of outliving the Annuity Account Value and receiving payments from the Company may be minimal.

Response:                 The Company has added the disclosure recommended by the Commission Staff.

7.              In the seventh paragraph, which discusses the relationship of Contract Owners to Consultants, please also state that if the Contract Owner elects to pay Consultant fees from the Annuity Account Value the deduction will reduce the Death Benefit and the GLWB, and may be subject to federal and state income taxes and a 10% federal penalty tax. Please tailor this disclosure to reflect the differences in deducting the Consultant fees from the value allocated to the Investment Strategy and the Income Strategy, respectively.

Response:                 The Company has added the disclosure recommended by the Commission Staff.

8.              In the same paragraph, please clarify what is meant by the parenthetical “(although some Consultants may reduce the Death Benefit)” or remove it.

Response:                 The Company has removed the subject disclosure from the prospectus.

Definitions (pages 1-6)

9.              In the definition of “Excess Withdrawal,” please remove the disclosure beginning from (and including) the fourth sentence.

Response:                 The Company has removed the disclosure as requested by Commission Staff.

10.       In the definitions for “Guaranteed Annual Withdrawal Percentage (GAW%),” “Joint GAW%,” and “Rate Sheet Supplement,” please remove the references to new Contract purchases because the Contract is no longer offered for new sales. If applicable, revise the disclosure to refer to election of a GLWB Rider after issuance.

Response:                 The Company has removed references to new Contract purchases from the subject definitions, as recommended by the Commission Staff.  In addition, the Company has included disclosure to describe election of a GLWB Rider after issuance in the “Purpose of the Contract” section.

Key Information Table (pages 7-10)

11.       In the “Ongoing Fees and Expenses” row, please state in the legend preceding the embedded annual fee table that the fees and expenses in the table do not reflect any Consultant fees paid from the Annuity Account Value and if such charges were reflected, the fees and expenses would be higher.

Response:                 The Company has added the disclosure recommended by the Commission Staff.

12.       In the “Ongoing Fees and Expenses” row, please add the minimum annual fee for the Base Contract in the first line of the embedded annual fee table.

Response:                 The Company has added the minimum annual fee for the Base Contract as requested by the Commission Staff.

13.       Please take into account the maximum Fund Facilitation Fees in the annual fees for the Investment Options in the second line of the embedded annual fee table, pursuant to Form N-4, Item 2, Instruction 2(c)(i)(E).

Response:                 The Company will take into account the maximum Fund Facilitation Fees in the Minimum/Maximum Expense Range.

14.       Please provide the lowest and highest annual costs in the embedded lowest and highest annual cost table. In addition, please revise the bullet list of assumptions to state “No sales charges or advisory fees” in both columns.

Response:                 The Company acknowledges the Staff’s comment and will include the lowest and highest annual costs once updated fund expense information becomes available for 12/31/2021.  The Company has also modified the bullet point list of assumptions as recommended by the Commission Staff.

15.       In the “Optional Benefits” row, please provide a cross-reference in the “Location in Prospectus” column.

Response:                 The Company has modified the subject disclosure to read, “For additional information about the optional benefits, see “OPTIONAL BENEFITS AVAILABLE UNDER THE CONTRACT” in the Prospectus,” as recommended by the Commission Staff.

16.       In the “Optional Benefits” row, please also state that if the Contract Owner elects to pay Consultant fees from the Annuity Account Value the deduction may reduce the GLWB, and may be subject to federal and state income taxes and a 10% federal penalty tax. Please tailor this disclosure to reflect the differences in deducting the Consultant fees from the value allocated to the Investment Strategy and the Income Strategy, respectively.

Response:                 The Company has added the disclosure recommended by the Commission Staff.

17.       In the “Investment Professional Compensation” row, please confirm whether the disclosure is still applicable since the Contract is no longer offered for new sales, per Form N-4, Item 2, Instruction 6.

Response:                 The Company confirms that the subject disclosure is still applicable and has modified the disclosure to reflect that the Contract is no longer offered to new purchasers.

Overview of the Contract (pages 10-11)

18.       Under the “Purpose of the Contract” subheading, please state that if the Contract Owner elects to pay Consultant fees from the Annuity Account Value the deduction will reduce the Death Benefit and the GLWB, and may be subject to federal and state income taxes and a 10% federal penalty tax. Please tailor this disclosure to reflect the differences in deducting the Consultant fees from the value allocated to the Investment Strategy and the Income Strategy, respectively.

Response:                 The Company has added the disclosure requested by the Commission Staff.

19.       Under the “Purpose of the Contract” subheading, please also state that Contract Owners should have deductions taken from the value allocated to the Investment Strategy if available, and that deductions should be taken from the value allocated to the Income Strategy only if the value allocated to the Investment Strategy is insufficient.

Response:                 The Company notes that the Consultant fee is deducted pro rata from all Sub-Accounts in which the Contract Owner is invested. The Contact Owner does not have the right to designate the Sub-Accounts from which the deduction would be made. The Company also notes that it has added risk disclosure in various places in the prospectus that describes the effect of deducting Consultant fees from the Investment Strategy and Income Strategy.

20.       Under the “Phases of the Contract” subheading, please revise the disclosure to clarify that there are two phases, per Form N-4, Item 3(b). Specifically, please separate the disclosure relating to the accumulation phase from the disclosure relating to the annuity phase, as follows:

a.              Please state that during the accumulation phase the Contract Owner has the option to invest in the Income Strategy and the Investment Strategy.

b.              Please move the two paragraphs that discuss the annuity phase, beginning “Once you annuitize your Contract…” so that they follow the “Income Strategy” disclosure.

Response:                 The Company has added the disclosure and moved the subject paragraphs as requested by the Commission Staff.

Fee Table (pages 11-14)

21.       In the narrative preceding the fee table, please state that the fees and expenses in the table do not reflect any Consultant fees paid from the Annuity Account Value and if such charges were reflected, the fees and expenses would be higher.

Response:                 The Company has added the disclosure recommended by the Commission Staff.

22.       Under “Base Contract Expenses,” please remove the “Total Series Account Annual Expenses” line item or explain supplementally why the line should be included.

Response:                 The Company has removed the subject disclosure as recommended by the Commission Staff.

23.       Under “Optional GLWB Rider Fees,” please remove the “Fund Facilitation Fee for Optional FFF Portfolios” line item. Instead, please incorporate this fee into the “Total Annual Portfolio Operating Expenses” table that follows if applicable, per Form N-4, Item 4, Instruction 16.

Response:                 The Company has removed the subject disclosure and will consider Fund Facilitation Fees in determining the range of minimum and maximum fund expenses in the “Total Annual Portfolio Operating Expenses” table, as requested by the Commission Staff.

24.       In the narrative preceding the Fee Examples, please state that the fees and expenses in the examples do not reflect any Consultant fees paid from the Annuity Account Value and if such charges were reflected, the fees and expenses would be higher.

Response:                 The Company has added the disclosure recommended by the Commission Staff.

25.       Please confirm that the examples are presented in the order required by Form N-4, Item 4, Instruction 18(b), which requires that the most expensive combination of Contract features be shown first. Revise the order as necessary so that the most expensive set of examples is provided first. Please also confirm whether the Portfolios that are subject to a Fund Facilitation Fee are not available as investment options under the GLWB Riders (i.e., the Fund Facilitation Fees and the GLWB Rider Fees are mutually exclusive).

Response:                 The Company confirms that the most expensive set of Examples appears first. The Company also confirms that the Portfolios that are subject to a Fund Facilitation Fee are not available as investment options under the GLWB Riders.

Principal Risks of Investing in the Contract (pages 14-15)

26.       Please add a separate paragraph summarizing the risks related to the deduction of Consultant fees from the Annuity Account Value. Specifically, please disclose that if the Contract Owner elects to pay Consultant fees from the Annuity Account Value the deduction will reduce the Death Benefit and the GLWB, and may be subject to federal and state income taxes and a 10% federal penalty tax. Please tailor this disclosure to reflect the differences in deducting the Consultant fees from the value allocated to the Investment Strategy and the Income Strategy, respectively. The Staff has taken the position that since these deductions have an impact on the benefits provided under the Contract and the GLWB Riders, this disclosure should be included as a principal risk.

Response:                 The Company has added the disclosure recommended by the Commission Staff.

Annuity Account Value (page 24)

27.       Please clarify that the deduction of Consultant fees from Annuity Account Value will result in the cancellation of Accumulation Units.

Response:                 The Company has added clarifying disclosure as requested by the Commission Staff.

Deductions to Pay Consultant Fees (pages 28)

28.       In the first paragraph, please clarify that the Consultant fees will be assessed as a percentage of Annuity Account Value. In addition, please disclose how frequently the Consultant fees will be deducted. Finally, please explain how the Consultant fee authorization may be terminated if the Contract Owner later elects to cease deductions of the Consultant fee from the Annuity Account Value.

Response:                 The Company has added the disclosure recommended by the Commission Staff.

29.       In the second paragraph, please clarify the meaning of “proportionately” in relation to the reduction in the benefit under Death Benefit Option 2 and explain under which circumstances Death Benefits will be reduced proportionately. Please provide an example to illustrate this function or a cross-reference to the location of such disclosure.

Response:                 In response to the Commission Staff comment, the Company revised the subject paragraph in relevant part to read, “Because this is considered a withdrawal, deduction of the Consultant fee could significantly reduce your benefits under the Contract, including reducing your benefit under Death Benefit Option 1 on a dollar-for-dollar basis. Under Death Benefit Option 2, the adjustment for each withdrawal reduces the Death Benefit in the same proportion that the amount withdrawn reduces the Annuity Account Value. If the value of Death Benefit Option 2 is greater than the Annuity Account Value at the time of the withdrawal, the downward adjustment to the Death Benefit Option will be larger than the amount withdrawn.” The Company has also added an example to illustrate the proportional deduction for Death Benefit Option 2.

30.       In the same paragraph, please also specify how the deduction of the Consultant fees reduces the Guaranteed Annual Withdrawals under a GLWB Rider. Tailor this disclosure to reflect the differences in deducting the Consultant fees from the value allocated to the Investment Strategy and the Income Strategy, respectively.

Response:                 As previously noted the in response to comment #19, deductions for Consultant fees are made pro rata from each Sub-Account in which the Contact Owner is invested. The Contact Owner does not have the right to designate the Sub-Accounts from which deductions for Consultant fees will be made. In response to the Commission Staff comment, the Company has added disclosure to the subject paragraph noting that the deduction of Consultant fees from the Income Strategy may reduce the Benefit Base for the GLWB and the amount of the Guaranteed Annual Withdrawals.

31.       In the same paragraph, please add “under a GLWB Rider” after “Excess Withdrawal” at the end of the sentence. In addition, please explain the consequences of an Excess Withdrawal here.

Response:                 In response to the Commission Staff comment, the Company added disclosure to the subject paragraph noting that an Excess Withdrawal occurs under the GLWB Rider and explaining the consequences of an Excess Withdrawal.

32.       In the third paragraph, please make the second sentence bold typeface. In addition, please repeat the disclosure provided in this sentence in the “Overview of the Contract” section. Please also clearly disclose the differences in how the Death Benefit and the Guaranteed Annual Withdrawals are calculated if there is a deduction from the value allocated to the Investment Strategy or the Income Strategy.

Response:                 The Company notes that the subject disclosure is not entirely clear, and has replaced the sentence with disclosure noting that the deduction of Consultant fees from the Income Strategy may reduce the Benefit Base for the GLWB and the amount of the Guaranteed Annual Withdrawals. The Company notes that the examples in the “Numerical Examples of Deductions to Pay Consultant Fees” section disclose the differences in how the Death Benefit and the Guaranteed Annual Withdrawals are calculated if there is a deduction.

33.       In the fourth paragraph, please clarify whether the tax treatment of deductions of the Consultant fee applies differently if the deduction is from the value allocated to the Investment Strategy or the Income Strategy.

Response:                 The Company has added the requested disclosure to the fourth paragraph of the “Deductions to Pay Consultant Fees” section, as requested by the Commission Staff.

34.       In the same paragraph, please describe the conditions that must be met for the deduction of the Consultant fee from the Annuity Account Value to receive the tax treatment described in the first sentence, as set forth in the relevant Private Letter Rulings.

Response:                 The Company has added the disclosure requested by the Commission Staff.

35.       Please also disclose the consequences of treating the deduction of the Consultant fee as a withdrawal for tax purposes (i.e., the deduction could be subject to federal and state income taxes and a federal 10% penalty tax).

Response:                 The Company has added the disclosure recommended by the Commission Staff to the subject paragraph.

36.       Please discuss the procedures for taking deductions of the Consultant fee from the value allocated to the Investment Strategy and the Income Strategy. For example, please disclose whether deductions will be taken first from the value allocated to the Investment Strategy, if available, and then from the Income Strategy if the value allocated to the Investment Strategy is insufficient.

Response:                 As noted in response to prior comments, the Company added disclosure providing that Consultant fees are deducted pro rata from the Sub-Accounts in which the Contract Owner is invested and that the deduction of Consultant fees from the Income Strategy Sub-Account may reduce the Benefit Base for the GLWB and the amount of the Guaranteed Annual Withdrawals.

37.       Please clarify how the adjustments in Examples 1 and 2 were calculated. Specifically, please show how the calculations were made under each example in the “After Guaranteed Annual Withdrawal and deduction of Consultant fee” section by showing the calculations used to produce the results.

Response:                 The Company has added explanatory disclosure to the subject examples, as requested by the Commission Staff.

Other Benefits Available Under the Contract (pages 39-42)

38.       In the “Brief Description of Restrictions/Limitations” column of the Benefits Table, please disclose the impact of deducting the Consultant fee from the Income Strategy for each GLWB Rider.

Response:                 The Company has added the disclosure recommended by the Commission Staff.

Fees Associated with the Covered Fund(s) (page 51)

39.       Please make the final sentence of the second paragraph bold typeface. In addition, please replace the word “may” with the word “should” so the sentence reads: “Withdrawals to pay Consultant fees should be taken from assets held in the Investment Strategy, or from other assets managed by your Consultant, if any, rather than from assets held in the Income Strategy to avoid being considered an Excess Withdrawal thus reducing your benefits under a GLWB Rider and Death Benefit Option 2.”

Response:                 As noted in response to prior Commission Staff comments, Consultant fees are deducted pro rata from the Sub-Accounts in which the Contract Owner is invested and the Contract Owner does not have the right to designate the Sub-Accounts from which the Consultant fee may be deducted.  For that reason, the Company has removed the final sentence of the subject paragraph.  In response to the Commission Staff comment, the Company added disclosure noting that the deduction of Consultant fees from the Income Strategy Sub-Accounts may reduce the Benefit Base for the GLWB and the amount of the Guaranteed Annual Withdrawals.

40.       Please also state in this section that Contract Owners should discuss with a financial professional the impact of deducting Consultant fees from the Annuity Account Value prior to making any election.

Response:                 The Company has added the recommended disclosure.

Appendix A: Portfolios Available Under the Contract

41.       Please remove the “Fee Waivers and/or Expense Reimbursements” column, as it is neither required nor permitted by Form N-4. Instead, please indicate the Portfolios that are subject to such fee waivers and/or expense reimbursements using a footnote, per Form N-4, Item 17, Instruction 4.

Response:                 The Company acknowledges and will comply with the Commission Staff comment, including adding a footnote addressing fee waivers and expense reimbursements based on 12/31/2021 fund expense information.

42.       Please add the “Platform Charge” and “Current Expenses + Platform Charge” columns required by Form N-4, Item 17, Instructions 5 and 6.

Response:  The Company has modified Appendix A to include the columns recommended by the Commission Staff.

Available Information (page C-5)

43.       Please provide the website address where the Statement of Additional Information can be accessed, if applicable. Please also provide the EDGAR Contract Identifier.

Response:                 The Company has provided the website address where the Statement of Additional Information can be accessed. The Company has also added the EDGAR Contract Identifier to the back cover of the prospectus, as requested by the Commission Staff.

Part C

44.       The information provided under Item 32 may be omitted if it was provided in the most recent Form N-CEN filing, per Form N-4, Item 32.

Response:                 The Company has omitted the information required by Item 32 since that information was included in the most recent Form N-CEN filing for the Account.

45.       On the signature page, please indicate who serves as the comptroller or principal accounting officer, as required by Section 6(a) of the Securities Act of 1933.

Response:                 The Company has modified the signature page to identify its principal accounting officer as recommended by the Commission Staff.

Please do not hesitate to call the undersigned at (205) 268-1113, or our outside counsel Thomas Bisset at (202) 383-0118 with any questions or comments concerning the foregoing responses.  We greatly appreciate the Staff’s efforts in assisting Protective Life with this filing.

Sincerely,

/s/ Bradford Rodgers

Bradford Rodgers
Vice President, Senior Counsel

cc:	Ms. Sally Samuel
Mr. Thomas Bisset